February 8, 2022

VIA EDGAR

Messsrs. Austin Pattan and Joshua Shainess

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio-Tech International Registration Statement on Form S-3 Filed December 3, 2021 File No. 333-261485

Ladies and Gentlemen:

This letter is submitted on behalf of Trio-Tech International (the “Company”) in response to comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed on December 3, 2021 as set forth in your letter dated December 15, 2021 (the “Comment Letter”), addressed to Victor H.M. Ting, Chief Executive Officer of the Company. The Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “S-3/A No. 1”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Registration Statement on Form S-3 filed December 3, 2021

General

1.	With a view toward revised disclosure, please tell us:

●	whether you or your subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China;

●	whether your business is subject to significant oversight from the Chinese government;

●	the percentage of revenue you generate from China-based customers and operations; and

●	whether cash is transferred to you from your China-based subsidiaries.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the disclosure in the prospectus contained within the S-3/A No. 1 to state that:

●

Neither us, nor our subsidiaries, conduct any operations through contractual arrangements with a variable interest entity based in China (See the Cover page to the S-3/A No. 1, and “Risk Factors – Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition” on page 12);

●

The business operations of and our entities based in China business are not subject to significant oversight from the Chinese government, outside of the ordinary local tax reviews, local registration requirements, and annual filings. Our businesses, at this time, are not impacted by anti-monopoly policies, variable interest entities policies, or data security policies, nor are our businesses subject to extraordinary oversight from the Chinese government. (See the Cover page to the S-3/A No. 1, and “Company Overview - Permissions under the PRC Law” on page 4);

●

Our wholly owned subsidiary, Trio-Tech (SIP) Co., Ltd, owns 51% of the joint venture Trio-Tech (Jiangsu) Co., Ltd (the “Joint Venture”), located in Suzhou, China, together with Suzhou Anchuang Technology Management LLP. While no assurances can be made, we project revenue attributable to the Joint Venture will represent approximately 7.6% of the total revenue of the Company for the year ended June 30, 2022. The Joint Venture did not contribute to revenue historically. In addition, approximately 38% of our annual revenue for the years ended June 30, 2021 and 2020 was provided by one customer, which customer has both U.S.-based and China-based subsidiaries. Our real estate business in China represented approximately 0.1% and 0.2% of total Company revenue for the years ended June 30, 2021 and 2020, respectively, and has represented an immaterial business of the Company, especially given the substantial slowdown in the property market in China (See “Company Overview - Operations in the Peoples Republic of China ("PRC")” on page 4); and

●

Cash is transferred to our regional headquarters located in Singapore from our China-based operations. Corporate dividends are limited to retained earnings, and management fees are limited to 6% of revenue. Cash provided by our China-based operations and subsidiaries represent only dividends declarations and management fees (see “Company Overview - Operations in the Peoples Republic of China ("PRC")” on page 4).

Cover Page

2.

Please describe your China-based business operations in greater detail. Provide prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised both the Cover Page to the Form S-3/A No. 1 as well as the sections of the prospectus titled “Company Overview” (see page 2),and “Cautionary Notes Regarding Forward-Looking Statements” (see page 14), to describe our China-based business operations in greater detail, to address the legal and operational risks of operating in China, the potential effects of such matters on our operations, and recent statements and regulatory actions by China’s government and their effect on us. In addition, we have revised the section of the prospectus titled “Risk Factors” to include appropriate the risks related to our operations in China (see page 5).

Company Overview, page 2

3.	Please tell us the anticipated significance of your joint venture with Suzhou Anchuang Technology Management LLP on your operations

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company owns 51% of the newly incorporated entity. We have also provided revised disclosure related to this joint venture in the section of the prospectus titled “Company Overview - Operations in the PRC” (see page 5).  Based on our current visibility, revenue attributable to the joint-venture is not expected to be material this fiscal year, as the Company is in the development stage at this time.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey

Daniel W. Rumsey

Managing Director

Disclosure Law Group, a Professional Corporation

cc:	Victor H.M. Ting Chief Financial Officer Trio-Tech International